Filed Pursuant to Rule 433
Registration Statement Number 333-266390
February 7, 2023

COMCAST CORPORATION

$1,000,000,000 4.650% NOTES DUE 2033

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities	4.650% Notes due 2033
Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds	The Company intends to allocate an amount equal to the net proceeds from this offering, after deducting the underwriting commission, fees and expenses, to the financing or refinancing, in whole or in part, of one or more Eligible Green Investments.
Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee and as further amended by the Second Supplemental Indenture dated as of July 29, 2022 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-
Joint Book-Running Managers	BofA Securities, Inc. Academy Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
Co-Managers

American Veterans Group, PBC

Bancroft Capital, LLC

Blaylock Van, LLC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Drexel Hamilton, LLC

Mischler Financial Group, Inc.

R. Seelaus & Co., LLC

Telsey Advisory Group LLC

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date	February 7, 2023
Settlement Date	February 9, 2023 (T+2)
Aggregate Principal Amount	$1,000,000,000
Maturity Date	February 15, 2033
Interest Rate	4.650% per annum, accruing from February 9, 2023 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	February 15 and August 15, commencing August 15, 2023
Benchmark Treasury	UST 4.125% due November 15, 2032
Benchmark Treasury Price/Yield	103-24+ / 3.662%
Spread to Benchmark Treasury	+100 bps
Yield to Maturity	4.662%
Optional Redemption

Prior to November 15, 2032 (three (3) months prior to the maturity date of the 4.650% Notes due 2033) (the “Par Call Date”), the Company may redeem the 4.650% Notes due 2033 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 4.650% Notes due 2033 matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 4.650% Notes due 2033 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the 4.650% Notes due 2033, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 4.650% Notes due 2033 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 4.650% Notes due 2033 may be issued. The 4.650% Notes due 2033 and any additional 4.650% Notes due 2033 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EC1 / US20030NEC11
Public Offering Price	99.904% plus accrued interest, if any, from February 9, 2023
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	99.504% per $1,000 principal amount of 4.650% Notes due 2033; $995,040,000 total

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 800-294-1322, Academy Securities, Inc. at 646-736-3995, Loop Capital Markets at 312-913-4900, Samuel A. Ramirez & Company, Inc. at 800-888-4086 and Siebert Williams Shank & Co., LLC at 212-830-4536.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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